Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

Surrender of Share Options

Oxford, UK, and Cambridge, MA, US, 8 October 2018 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), a leader in new mechanism antibiotic innovation, announces that UK-based Executive Director and PDMRs, and employees have voluntarily surrendered options to subscribe for a total of 5,532,461 of the Company’s ordinary shares of one penny nominal value. Following the surrender, the total number of share options which remains outstanding is 3,073,330 (representing 3.7% of the Company’s issued share capital). The surrendered options all have exercise prices in excess of 105p. The changes to Executive Director and PDMR option holdings are summarised in the following table:

Name	Position	Number of share options surrendered	Number of share options still held
Glyn Edwards	Chief Executive Officer	3,055,096	409,959
David Roblin	Chief Operating Officer and President of R&D	666,208	100,000

The Company’s remuneration policy, last approved by shareholders in July 2017, has been effective in attracting and retaining talent within the business as well as aligning the long-term interests of Executive Directors and employees with those of shareholders. The majority of the share options held by employees are significantly below their exercise price, due to the recent decline in the Company’s share price following its lead Duchenne muscular dystrophy candidate missing its primary and secondary endpoints in a Phase 2 clinical trial, with the consequence that they no longer represent a meaningful incentive.

Summit is now focussed on creating a successful antibiotics business. Its strategy is developing new mechanism antibiotics to become the new standards of care with this activity spearheaded by its Phase 3 ready antibiotic candidate ridinilazole and supported by its proprietary Discuva Platform.

In light of these developments, Summit’s Board of Directors is actively looking at ways to re-align the interests of all its employees as it seeks to deliver its business strategy and create value for shareholders. One potential method is to make a new award of share options to all employees on terms and performance conditions which reflect the current business strategy, provide the persons charged with executing that strategy with meaningful and targeted incentives, and better align their interests with those of shareholders. For this to be viable, the Company would need to increase the size of its available option pool to avoid exceeding the limit within Company policy on its ability to issue shares in the form of share options. This surrender of share options has increased the size of the option pool. The surrender will have a non-cash impact on the Company financial statements.

The Remuneration Committee of the Board of Directors continues to evaluate the choices available to it and has not as yet made any decisions or commitments with regard to the granting of new share options.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for C. difficile infection and gonorrhoea and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

Contacts

Summit Therapeutics
Glyn Edwards / Richard Pye (UK office)	Tel: +44 (0)1235 443 951

Cairn Financial Advisers LLP (Nominated Adviser)	Tel: +44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

Summit Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the impact of share option surrenders on the Company’s financial statements, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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